

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2012

Via Email
Trevor P. Bond
Chief Executive Officer
W. P. Carey Inc.
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **W. P. Carey Inc.**
> **Registration Statement on Form S-4**
> **Filed May 4, 2012**
> **File No. 333-180328**

Dear Mr. Bond:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial information within your prospectus as of and for the period ended March 31, 2012 in accordance with Rule 3-12 of Regulation S-X.

2. You anticipate that the annualized distribution rate for the combined entity will be $2.60 per share. Please advise us of the basis for the noted distribution rate.

Summary, page 14

3. Please revise to disclose the approximate percentage of the resulting company that will be owned by W.P. Carey & Co. LLC's and CPA 15's former equity holders.

Risk Factors, page 35

If we recognize substantial impairment charges on our properties…, page 47

4.   We note your response to prior comment 17 and the added disclosure. Please provide to us a reconciliation of such impairment amounts presented to your audited financial statements.

Background of the Merger and the REIT Conversion, page 56

5.   On page 60 and 67, you indicate that the CPA 15 special committee's general view was that "other alternatives were likely to be less attractive" than the current merger. Please revise to clarify the level of detail of the other alternatives that the special committee evaluated and/or considered. For instance, were any other parties approached for a possible merger or sale?

6.   We note your response to comments 26 and 50 of our letter dated April 23, 2012, that you will update future filings to reflect the status of any necessary consents or regulatory authorizations. We may have further comments after reviewing your revisions.

W.P. Carey's Reasons for the Merger and the REIT Conversation and the W.P. Carey Merger, page 65

7.   You indicate that CPA 15 shareholders will receive a 13% premium for their shares. Please revise to clarify if there is a dilutive effect on W.P. Carey equity holders. Also, discuss why the board determined the premium was in the best interest of W.P. Carey equity holders.

Opinion of Financial Advisor to W.P. Carey, page 70

8.   Please revise to reflect your response to comment 37 of our letter dated April 23, 2012.

9.   For both financial advisory opinions, we note that the advisors used 2012 estimates in reaching the implied ranges. So that investors can understand the reasonableness of this approach, please compare the 2012 estimates with historical figures during the prior two years. If the 2012 estimates represent a significant increase over prior periods, discuss management's basis for the estimates. Also, if the 2012 estimates are derived in the same manner as the 2011 estimates management uses for budgetary purposes, please tell us how closely the 2011 estimates track actual performance.

10.   We note that both financial advisory opinions evaluate FFO and AFFO. Please revise to clarify if FFO and AFFO figures used are defined the same way by all the selected companies, W.P Carey, and CPA 15.

Real Estate Portfolio Appraisal by Robert A. Stanger & Co., Inc., page 91

11.   We note the range of discount rates used. Please disclose the weighted average discount rate used, if possible.

Determination of Merger Consideration, page 113

12.   We note your response to comment 52 of our letter dated April 23, 2012. Please revise to compare the fair market value of the property debt with the figure disclosed in CPA 15's financial statements. Please also identify the third party that determined the fair market value of the property debt and provide a consent or advise us why such disclosure and consent are not required. In addition, please revise to clarify how other liabilities, if any, are incorporated into the calculation disclosed.

13.   Please clarify whether CPA 15's cash, investments in direct financing leases, equity investments in real estate, and other assets are incorporated into the appraisal or the other net tangible assets line item.

Information about W.P. Carey, page 124

Lease Revenues, page 154

14.   We note your response to comments 58 and 59 of our letter dated April 23, 2012 that rental trends are not discernible. Please discuss W.P. Carey's leasing activity for the prior year and this interim quarter. Please compare the rental rates on new and renewed leases to expiring leases and discuss the impact, if any, of concessions or allowances.

Information About CPA 15, page 177

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 189

Adjusted Cash Flow from Operating Activities, page 213

15.   We note your response to prior comment 65. It appears that each of these adjustments, as well as the metric Adjusted cash flow from operating activities, are non-GAAP measures. Please amend your prospectus to have such disclosures comply with Item 10(e) of Regulation S-K. Specifically:

- Please include a reconciliation of such adjustments to the most comparable financial measure calculated in accordance with GAAP;

- Please include discussion as to why management believes the presentation of Adjusted cash flow from operations, as well as each of the adjustments to calculate such non-GAAP measure, provide useful information to investors; and

- Provide correlating updated disclosures within the section Information about W. P. Carey.

<u>W.P. Carey Inc. Unaudited Pro Forma Consolidated Financial Information, page F-2</u>

<u>Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5</u>

<u>Adjustment K, page F-7</u>

16. We note your response to prior comment 73 and are unable to agree with your position. Please remove the adjustment that eliminates impairment charges and the allowance for credit losses from your historical financial statements.

<u>Corporate Property Associates 15 Incorporated Financial Statements</u>

<u>Notes to Consolidated Financial Statements, page F-79</u>

<u>Note 2. Summary of Significant Accounting Policies, page F-79</u>

<u>Out-of-Period Adjustments, page F-79</u>

17. We note your response to prior comment 74. Although it appears that the adjustments would not be material to an investor given that the purchase price of CPA 15 was determined based upon fair value of the assets and liabilities acquired, please provide a more robust analysis, including specific quantitative financial information supporting your position that the errors are immaterial. Within your response, specifically provide quantitative information regarding FFO, adjusted cash flow from operating activities, and any other metrics management used to assess materiality.

<u>Purchase Price Allocation, page F-80</u>

18. We note your response to prior comment 75. Please tell us management's definition of a "materially favorable renewal option." Within your response, please provide to us an analysis of your historical renewal rates supporting your assessment of materiality used to determine the likelihood of a tenant exercising its below-market lease renewal option. Further, please disclose within your filing the process used to assess the likelihood of a tenant exercising its below-market renewal option.

Note 9. Risk Management and Use of Derivative Financial Instruments, page F-97

Portfolio Concentration Risk, page F-101

19.   We note your response to prior comment 76. We continue to believe that you should provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Euro and British pound sterling given their impact to your operations. Please provide such disclosure within your prospectus regarding quantitative and qualitative disclosures about market risk; refer to Item 305(a)(ii)(A) of Regulation S-K. Alternatively, if you believe you have no exposure to impacts of changes in foreign currency exchange rates for the currencies noted above, please provide us an analysis supporting your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Trevor P. Bond, Chief Executive Officer
W. P. Carey Inc.
May 29, 2012
Page 6

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief

cc: Chris Giordano
        DLA Piper LLP